UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  COMMISSION FILE NUMBER:0-25280
                           NOTIFICATION OF LATE FILING

(Check One):[]Form 10-K []Form 20-F[]Form 11-K [X]Form 10-Q []Form N-SAR
            []Form N-CSR

          For Period Ended:  September 30, 2003
                             --------------------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification related to a portion of the filing checked above, identify the Items(s) to which the notification relates:
                                               ---------------------------------

PART I - REGISTRANT INFORMATION

The Equitable Life Assurance Society of the United States
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Full Name of Registrant

                        None
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Former Name If Applicable

1290 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

New York, NY 10104
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


   Final changes to the subject report could not be processed and EDGARIZED to permit filing by 5:30 p.m. EST on November 14, 2003. The subject report was transmitted via EDGAR and accepted on November 14, 2003 at approximately 6:50 p.m. EST.


PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

         Mona Bhalla                              (212)314-6931
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                        (Name)                    (Area Code)(Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                     [X] Yes  [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                            [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see the subject report, which was transmitted via EDGAR and accepted on November 14, 2003 at approximately 6:50 p.m. EST.
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           The Equitable Life Assurance Society of the United States
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2003                     By  /s/ Stanley B. Tulin
                                                 ----------------------
                                                 Name:  Stanley B. Tulin
                                                 Title: Vice Chairman and
                                                        Chief Financial Officer